# SUMITOMO METAL INDUSTRIES, LTD.

TRITON SQUARE OFFICE TOWER Y, 8-11, HARUMI 1-CHOME, CHUO-KU, TOKYO 104-6111, JAPAN

PHONE +81-3-4416-6103
FAX +81-3-4416-6798


[redacted]

07023520

April 27, 2007

The United States Securities and Exc
Office of International Corporate Finance
Room 3099
Mail Stop 3-7
450 Fifth Street, Northwest
Washington, DC 20549
U.S.A.

SUPPL

RECEIVED
2007 MAY 15 A 10:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 12g3-2(b) Exemption of Sumitomo Metal Industries, Ltd.

File No. 82-3507

Dear sirs,

In connection with Sumitomo Metal Industries, Ltd.'s exemption, pursuant to Rule 12g3-2(b), from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(1)(iii), enclosed please find the following information:

1. Press Release dated April 27, 2007 (Financial Results for FY2006 (year ended March 31, 2007))

Very truly yours,

PROCESSED
MAY 17 2007
THOMSON
FINANCIAL

M. Hoshi

Masato Hoshi
Manager
Investor Relations Group
Sumitomo Metal Industries, Ltd.

Cc: The Bank of New York

5/16

Sumitomo Metal Industries, Ltd.

# Financial Results for FY2006 (year ended March 31, 2007)



This document is an excerpts translation of original Japanese document. Financial information was prepared in accordance with generally accepted accounting principles in Japan.

Company name : Sumitomo Metal Industries, Ltd.
Listed on : Tokyo, Osaka, Nagoya, Sapporo and Fukuoka Stock Exchange
Code number : 5405
URL : http://www.sumitomometals.co.jp/
Contact : Toshifumi Matsui, Manager, Public Relations Group
Phone +81-3-4416-6115
Date of annual shareholder meeting : June 26, 2007

1. Highlights of Consolidated Financial Results for FY2006 (year ended March 31, 2007)

(1) Consolidated Statements of Income — % change from previous year

| | Net Sales | | Operating profit | | Recurring profit | | Net income | |
|---|---|---|---|---|---|---|---|---|
| | Million yen | % | Million yen | % | Million yen | % | Million yen | % |
| FY 2006 | 1,602,720 | 3.2 | 303,774 | -0.7 | 327,676 | 16.7 | 226,725 | 2.5 |
| FY 2005 | 1,552,765 | 25.5 | 305,804 | 67.2 | 280,733 | 62.0 | 221,252 | 99.6 |

| | Net income per share | Diluted net income per share | ROE | ROA (Recurring profit/Total assets) | ROS Operating profit/Net Sales |
|---|---|---|---|---|---|
| | Yen | Yen | % | % | % |
| FY 2006 | 47.89 | 47.87 | 28.3 | 14.8 | 19.0 |
| FY 2005 | 46.03 | 46.02 | 36.7 | 13.9 | 19.7 |

(Note) Equity in Earnings of unconsolidated subsidiaries: FY2006 41,803 Million yen; FY2005 16,676 Million yen

(2)Consolidated Balance Sheets

| | Total assets | Total net assets | Equity ratio | Shareholders' equity per share |
|---|---|---|---|---|
| | Million yen | Million yen | % | Yen |
| FY 2006 | 2,301,556 | 924,798 | 38.3 | 189.81 |
| FY 2005 | 2,113,391 | 720,866 | 34.1 | 150.07 |

(Note) Shareholders' Equity: FY2006 880,807 Million yen; FY2005 -

(3)Consolidated Statements of Cash Flows

| | Net Cash provided by operating activities | Net Cash used in investing activities | Net Cash used in financing activities | Cash and cash equivalents at end of year |
|---|---|---|---|---|
| | Million yen | Million yen | Million yen | Million yen |
| FY 2006 | 171,833 | -108,934 | -83,456 | 13,020 |
| FY 2005 | 311,943 | -63,892 | -258,367 | 32,596 |

2. Dividends

| | Dividend per share | | | Dividend amount(non-consolidated / full-year) | Dividend payout ratio (consolidated) | Dividend per net assets (consolidated) |
|---|---|---|---|---|---|---|
| | Interim | Year-end | Total | | | |
| | Yen | Yen | Yen | Million yen | % | % |
| FY 2006 | 3.50 | 4.50 | 8.00 | 37,688 | 16.7 | 4.7 |
| FY 2005 | 2.50 | 4.50 | 7.00 | 33,618 | 15.2 | 5.6 |
| FY2007(target) | 4.00 | 4.00 | 8.00 | | 19.5 | |

3. Forecast of Consolidated Financial Results for FY2007 (year ending March31, 2008)

% change from previous year

| | Net Sales | | Operating profit | | Recurring profit | | Net income | | Net income per share |
|---|---|---|---|---|---|---|---|---|---|
| | Million yen | % | Million yen | % | Million yen | % | Million yen | % | Yen |
| Half year ending Sept. 30, 2007 | 830,000 | 8.0 | 130,000 | -3.8 | 140,000 | -10.3 | 85,000 | -14.8 | 18.32 |
| FY2007 (year ending March 31,2008) | 1,700,000 | 6.1 | 280,000 | -7.8 | 300,000 | -8.4 | 190,000 | -16.2 | 40.94 |

4. Other

(1) Changes in material subsidiaries within the term (Changes in specific subsidiaries affecting the scope of consolidation): None

(2) Changes in the method, procedure and presentation, etc. of accounting for the preparation of consolidated financial statements (Items to be noted as changes in the basis for presenting consolidated financial statements)

① Changes following the revision of accounting standards, etc.: Yes

② Changes other than ①: None

(Remarks) Please refer to page 19 regarding "Items to be noted as changes in the basis for presenting consolidated financial statements".

(3) Number of issued shares (common stock)

① Number of shares of common stock issued at year end (including treasury shares)

FY 2006: 4,805,974,238 shares

FY2005: 4,805,974,238 shares

②Number of treasury shares at year end

FY 2006: 165,450,538 shares

FY2005: 3,806,634 shares

The forecasts included in this document reflect the company's current beliefs and are based upon information currently available to it. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the company's actual results, performance or achievements to differ from those expressed in, or implied by, such forecasts. Be advised that developments subsequent to this document are likely to cause these forecasts to become outdated with the passage of time.

1. Business performance

(1) Analysis of Business performance

a. Business performance

【Current period business environment】

During the reporting period, domestic demand for steel was firm in general, due to increased sales to manufacturers of automobiles, ships, electrical machinery and other products as the Japanese economy continued to expand. In the export sector, demand for steel also increased due to the steady recovery of the global economy.

Demand for the high-quality products, in which our Group specializes, was significantly higher than supply both in Japan and abroad, due to, among other factors, an increase in the number of projects in the energy sector and the expansion of vehicle production in the automobile industry.

As a result, the Group maintained a high level of operations in the reporting period, with crude steel production of 13.38 million tons.

On the other hand, the global demand for raw materials significantly exceeding supply increased the price of iron ore, and caused unprecedented increases in the prices of nickel, zinc and other essentials.

【Management policy】

In light of the prevailing business environment, the Sumitomo Metals Group has accelerated the distinctiveness of its competitive capabilities and has acted swiftly to put into place management policies set forth in our Medium-Term Business Plan (2006-2008) in an effort to deliver sustained growth in corporate value by emphasizing quality.

In response to high levels of demand from customers for the high-quality products that our Group produces, particularly for applications in the energy, automotive and other sectors, we are making capital investments in plant and equipment. Examples include our investment in seamless pipe production and a galvanizing line. These investments are expected to help us to better respond to production and marketing requirements. In addition, we are aiming to increase corporate value by focusing on the sectors in which we have strengths. We have initiated studies to review the prospects of setting up a joint-venture in Brazil to manufacture high-quality seamless pipe. We believe these measures will enable us to meet demand for high-quality seamless pipe expected to further increase in the future.

The Group is putting every effort into reducing costs. With the understanding of our customers, we have continued to raise our steel prices to cover the cost increases resulting from the surge in raw material prices.

【Current period business results】

On a consolidated basis, sales were 1,602.7 billion yen (a 49.9 billion yen increase over the previous period), operating profit was 303.7 billion yen (a 2 billion yen decrease over the previous period), recurring profit was 327.6 billion yen (a 46.9 billion yen increase over the previous period), and net income was 226.7 billion yen (a 5.4 billion yen decrease over the previous period). Recurring profit and net income set a Company record for the third consecutive period.

Medium-Term Business Plan (2006-2008) progress

(Billion yen)

| | FY2006 results | FY2008 Plan (approximate figures) |
|---|---|---|
| Net sales | 1,602.7 | 1,620 |
| Operating profit | 303.7 | 300 |
| Recurring profit | 327.6 | 290 |
| Net income | 226.7 | 180 |

| | | |
|---|---|---|
| Total assets | 2,301.5 | 2,380 |
| Debt | 717.9 | 680 |
| Shareholders' equity | 743 | 1,070 |

| | | |
|---|---|---|
| ROA | 15.4% | 13% |
| Equity ratio | 38.3% | 45% |

(Performance in each segment)

< Steel business >

Steel Sheet, Plate, Titanium & Structural Steel Company

The Steel Sheet, Plate, Titanium & Structural Steel Company actively made investments in plant and equipment at the Kashima Steel Works with the goal of building a robust operating base for further growth.

At Kashima Steel Works, renovation of the No. 3 blast furnace is ongoing. The total investment in the project is estimated to be 29 billion yen. In May 2007, the No. 2 blast furnace, which currently in operations expected to be replaced by the No. 3 blast furnace. The renovation of the No. 3 blast furnace will help the Kashima Steel Works increase its world-class cost competitiveness and will be the main driver towards annual crude steel production of 8 million tons.

The new No. 3 galvanizing line was installed with a total investment of 17 billion yen and commenced operations in December 2006. This facility will enable the efficient production and steady supply of high-quality hot-dip galvanized steel sheet for automotive applications. The new line brings the number of galvanizing lines to a total of four lines at Sumitomo Metals, including three at the Kashima Steel Works and one at the Wakayama Steel Works. To make steel sheet production even more competitive and efficient, the company is building a continuous pickling line that is expected to come on stream in September 2007. The total investment in the project is estimated to be 9 billion yen. The addition of this new line will bring the number of continuous pickling lines at Sumitomo Metals to five, including four at the Kashima Steel Works and one at the Wakayama Steel Works.

As global demand for energy grows, demand for the high-grade steel plate, used for production, transportation and storage of electricity, petroleum, and natural gas, that is a specialty of Sumitomo Metals, continues to expand in energy-related fields. In response to this expected trend, the company is building, among others, new heating furnaces at its plate mill with a total investment of 7 billion yen, to raise the level of plate quality and boost annual production capacity from the current 1.9 million tons to 2 million tons. Work is expected to be completed in November 2007.

Consolidated total sales for the Steel Sheet, Plate, Titanium & Structural Steel Company were 576.2 billion yen.

Work is proceeding at the Kashima Steel Works to build a 500,000-kilowattpower generation equipment as Independent Power Producer that will help ensure steady profitability. The total investment in the project is estimated to be 57 billion yen, and the new plant is scheduled to begin operations in June 2007.

Pipe & Tube Company

Backed by strong economic growth in the BRICs nations (Brazil, Russia, India and China) and other countries, global demand for energy has been increasing. High levels of demand for high-quality seamless pipe and large-diameter welded pipe, for use in petroleum and natural gas development projects, have been continuing. Through efficieny oriented marketing and production, the Pipe & Tube Company is operating its current facilities at maximum capacity. In response to this demand, sales volume of seamless pipe in the reporting period reached 1.16 million tons, while sales volume for large-diameter welded pipe came to 0.41 million tons.

In the reporting period, in response to growing demand from customers, the Pipe & Tube Company, as the supplier of a world's leading brand of high-grade steel pipes, expanded and improved its manufacturing bases, and invested in plant and equipment.

Firstly, to expand and improve its manufacturing base, in March 2007 Sumitomo Metals reached an agreement with Vallourec, the French manufacturer of high-quality seamless pipe, to begin studies of the establishment of a joint-venture company in Brazil to manufacture seamless pipes. The Company, together with this joint venture, will create a global supply system that will be

able to produce 1.6 million tons of seamless pipes annually by the year 2010 to meet customer need for high-quality seamless pipe.

Secondly, with regard to investment in plant and equipment, the Company has begun investment in expanding capacity of advanced products to meet increasing demand for high-quality seamless pipe, chiefly from the major oil companies. The total investment in the project is estimated to be 35 billion yen. Work is slated for completion in July 2008. Of the 100-thousand-ton increase in production capacity from this investment, 70 thousand tons will be earmarked for super high-end products such as Super High Alloy OCTG and 13 Cr OCTG.

In response to growing demand for seamless stainless steel boiler tubes for coal-fired power plants mainly in China and Europe, the Company is increasing capacity for heat-treatment furnaces at its Steel Tube Works (Amagasaki) and other steel works. Work is scheduled to be completed in September 2007. The total investment in the project is estimated to be 6.5 billion yen.

To meet demand for the high-volume production of ultra-high-strength, large-diameter welded steel pipe for major oil companies in their long-distance overland gas pipeline projects, the Company has commenced investment in plant and equipment for the steel making plant, plate mill and large welded pipe mill at the Kashima Steel Works, slated for completion in 2010. The total investment in the project is estimated to be 10 billion yen.

At Wakayama Steel Works, the Company is renewing its upstream processes, including construction of a new No. 1 blast furnace and measures to preserve the global environment. The total investment in the project is estimated to be 160 billion yen.

Consolidated total sales for the Pipe & Tube Company were 611.7 billion yen.

<u>Railway, Automotive & Machinery Parts Company</u>

In the railway parts business, in order to respond to strong demand for forged wheels in North America for freight trains, the Company decided to increase capacity to produce these wheels at Osaka Steel Works with a total investment of 2 billion yen. The increase in production capacity expected from this investment, together with the increase resulting from previous investments completed in August 2006, will raise our annual production levels of forged wheels from 170 thousand to 240 thousand.

In January 2007 the Taiwan High Speed Rail System commenced operations. The Company has supplied all of the wheels, axles, brake disks, gear units, couplers and some of the bogie trucks for the project.

In the forged automotive crankshaft business, the Company is moving ahead with its "Global 10" business strategy that aims to supply more than 10% of the global market. As part of this strategy, the Company decided to install a third forging press line at International Crankshaft Inc., its U.S.-based company. This, together with Sumitomo's other production bases in Japan and China, will boost total annual production capacity to 8.8 million units.

Consolidated total sales for the Railway, Automotive & Machinery Parts Company were 100.6 billion yen.

<u>Sumitomo Metals (Kokura), Ltd.</u>

Due to firm demand for specialty steel bars for automotibile, operations at Sumitomo Metals (Kokura), Ltd. continued to be at high levels.

In the reporting period, the company decided to invest in steel making process innovations with the objective of ensuring the highest level of product quality and improving cost competitiveness. The total investment for this project is expected to be 20 billion yen. These investments in the steel making process innovations will be used to set up separate, specialized lines for different kinds of steel: high function steel (mainly machining steel and non-tempered steels) and super-clean steel (typified by alloyed steel, bearing steel and hub steel), that will solidify the Company's upstream manufacturing base.

Including figures from affiliated companies such as Sumitomo Metals (Naoetsu), Ltd, consolidated total sales for Sumitomo Metals' steel business were 1488.8 billion yen, and consolidated operating profit was 297.7 billion yen.

< Engineering business>

Although private-sector investment in the domestic market is improving, the harsh business climate continues, due to a decline in public-sector investment and other factors. In light of these conditions, the Company is concentrating on systems buildings and steel bridge fields that have the potential for future growth.

Consolidated total sales for the Engineering business were 10.7 billion yen, and consolidated operating loss was 1.6 billion yen.

< Electronics business>

Consolidated total sales for the electronics business were 59.3 billion yen, and consolidated operating profit was 2.4 billion yen.

< Other businesses >

Consolidated total sales for businesses other than those listed above were 43.6 billion yen, and consolidated operating profit was 5.5 billion yen.

## Ⅰ. Joint Venture to Manufacture High-grade Seamless Pipes in Brazil

Sumitomo Metals and Vallourec (Headquartered in France) have signed a Memorandum of Understanding to set up a joint venture company in Brazil to manufacture seamless pipes. Sumitomo Metals and Vallourec are world-leading manufacturers of high-grade seamless pipes, and have been cooperating with each other for over 30 years in the field of premium joints for seamless pipes.
The new company will build an integrated steel works, including blast furnace and seamless pipe mill facilities. The works will have the capacity to produce 600,000 tons of seamless pipes annually when operations commence in 2010. Sumitomo Metals and Vallourec plan to sell 300,000 tons each. The two companies have agreed to operate the joint venture principally as equal partners. Each parent company will have the same number of management committee members.
Backed by strong world energy demand, the market for seamless pipes used for oil and natural gas development has been growing in recent years. In particular, the market for high-grade seamless pipes, durable even in severe drilling environments, is expected to expand at a remarkable pace.
In these circumstances, Sumitomo Metals and Vallourec, seeking good access to growing markets (including North America, the Middle East and Africa) and the low raw materials and energy costs in Brazil, have reached a general understanding to work together on building a world-leading, high-grade seamless pipe manufacturing mill.
The performance of high-grade seamless pipes depends on the pipe manufacturing technology and premium joint technology. Sumitomo Metals and Vallourec possess strengths in these two areas, enabling the joint venture to be very well positioned as a production base.
The joint venture will give Sumitomo Metals a global seamless pipe supply capacity of 1.6 million tons annually, allowing it to meet the needs of customers, particularly the supermajors, as well as globalize its pipe business and accelerate its distinctiveness.
The Company is carrying out negotiations with an aim to reach the final conclusion of the agreement by the end of June.

*All output figures are metric tons.

< Profile of the New Company >

1. Business: Manufacture of seamless pipes
   (Manufacturing company; each parent company to conduct sales activities)
2. Capacity: 600,000 tons/year of seamless pipe
   (Each parent company to sell 300,000 tons)
   One million tons/year of crude steel
   (The seamless pipe mill will use 700,000 tons and Vallourec will buy the rest)
3. Equipment: Integrated steel works including
   - Upstream facilities such as blast furnace and steel making plants
   - Seamless pipe mill (product size range: 168.3-406.4mm)
   - Finishing facilities
4. Location: State of Minas Gerais, Brazil
5. Scheduled startup: By mid 2010
6. Investment: Approx. 200 billion yen
7. Governance: Each parent company will have the same number of management committee members.
8. Shareholders: Sumitomo Metals, Sumitomo Corporation and Vallourec:

The ownership ratio will be split between Sumitomo and Vallourec to reflect the pipe and steel output allocation. Vallourec will have the majority in the joint venture.

< Profile of Vallourec >
1. Chairman of the Management Board: Pierre Verluca
2. Headquarters: France
3. Sales: 5,542 million euro (2006)
4. Seamless pipe manufacturing plants: France, Germany, Brazil, and U.S.
5. Employees: Approx. 18,000 (2006)

< Cooperation between Sumitomo Metals and Vallourec >
The two companies have been working together since 1976 on the VAM premium joint. They have been jointly involved in research/development and in the operation of VAM manufacturing facilities in the U.S., Indonesia and Vietnam.

## II . Breakthrough revitalizing Wakayama Steel Works with strategy focused mainly on seamless pipe

~Sumitomo Metal Industries Named Winner of 53rd Okochi Memorial Foundation Grand Production Prize
<Honored for New-Generation Technologies for the High Quality, High Efficiency and Environment-Friendly Steelmaking Process >~

Sumitomo Metals was named the recipient of the 53rd Okochi Grand Production Prize, an accolade awarded by the prestigious Okochi Memorial Foundation, for the successful development of new-generation technologies for the high quality, high efficiency and environment-friendly steelmaking process. This process has been commercialized at the new steelmaking plant in Wakayama Steel Works. The technology in force at this new facility that was honored, in tandem with the seamless pipe plant on the finishing stage, is leading the world's steel-making and pipe-making technologies and is playing a core role in spearheading the recovery and revitalization of the Wakayama Steel Works.

1. Development Background
Large-scale petroleum and natural gas projects around the world are taking place far below the sea surface or involve deep wells where conditions are extremely harsh, involving high pressures and high levels of corrosiveness. The seamless pipes used in these projects require high quality. Sumitomo Metals predicted the demand for these seamless pipes that would occur in the energy sector. From the 1980s onwards, the Company developed both its steel-making and pipe-making technologies. In the middle of the 1990s when the Japanese steel industry as a whole was facing decreasing orders and profits, the Company made the decision to invest 130 billion yen in a new seamless pipe mill and new steel-making plant at the Wakayama Steel Works.

2. Development Overview
Among the seamless pipe materials, there are oil well pipe and line pipe with particularly high purity, high strength and high-corrosion resistance. For such pipe, meticulous removal of the impurities in pig iron is critical, with concentration of phosphorous held to no more than 100ppm and the sulfur concentration contained to no more than 8ppm. In addressing this need, the Company succeeded with the first industrial application of a top and bottom blown basic oxygen furnace for preliminary phosphorous removal in the world. With the low-temperature reaction of this application, it was effectively demonstrated that high-speed removal of phosphorous would

be possible at very low refractory costs. Based on this, the decision was made to install a specialized furnace for phosphorous removal, as well as a specialized furnace for carbon removal. Because there is no need to remove phosphorous in a carbon removal furnace, a new type of oxygen-blowing lance was developed to facilitate super-high-speed refining. The extremely high productivity was achieved as refining of 230 tons in only nine minutes.

In addition to this, the carbon removal furnace was followed up with the installation of a newly designed versatile vacuum degassing unit, clearing the way to full achievement of the targeted ultra-low sulfur concentration level of no more than 8ppm.

## 3. Results

As a result of operating the new seamless pipe mill and the new steel making plant that features the next generation of steel-making processes, the Company has the world's highest level of productivity of high-quality seamless pipe—enabling large-scale oil and natural gas development projects around the world—and can offer this product with a steady supply. This in turn is making a considerable contribution to the world's energy development.

The Company is rapidly increasing its share of the high-quality seamless pipe market, mainly to "super major" oil companies. Not only has the production of high-grade seamless pipe revitalized the Wakayama Steel Works, it has also developed as a business that has supported the Company's profitability.

Sumitomo Metals' success has been recognized with the award to the Company of the Okochi Grand Production Prize, the highest award in the Japanese manufacturing industry.

b. Targets for FY 2007

We expect demand for steel to remain firm both in Japan and abroad. In particular, demand for high-grade steel products is expected to continue to be robust. On the other hand, depreciation of 100% of the assets was allowed through the taxation system revision, we will apply a depreciation method based upon the new tax law standard from the next fiscal year. As a result, the depreciation cost will increase.

In this situation, the Sumitomo Metals Group aims to achieve the following consolidated business results for the next fiscal year: sales of 1,700 billion yen, operating profit of 280 billion yen, recurring profit of 300 billion yen, and net income of 190 billion yen.

The statements made above set forth the company's business outlook and future prospects based on the company's current beliefs and are based upon information currently available. The statements are subject to known and unknown risks and uncertainties. Please note that subsequent developments are likely to cause different results from the future business prospects described herein.

(2) Analysis of Financial situation .

Net cash provided by operating activities in the reporting period decreased by 140.1 billion yen, compared to the previous period, to 171.8 billion yen, due to significant increase of corporate tax and others.

Net cash used in investing activities increased by 45 billion yen to 108.9 billion yen, owing to increase of capital expenditure toward accelerating distinctiveness.

Net cash used in financing activities was 83.4 billion yen, mainly due to expenditures of repurchase of the Company's shares.

As a result, at the end of FY 2006, cash and cash equivalents was 13 billion yen (a 19.5 billion yen decrease compared to the end of previous period) and debt was 717.9 billion yen (a 38.2 billion yen increase compared to the end of the previous period.)

| | End of FY2003 | End of FY2004 | End of FY2005 | End of FY2006 |
|---|---|---|---|---|
| Equity ratio | 18.8% | 25.1% | 34.1% | 38.3% |
| Equity ratio on a market value basis | 33.4% | 48.2% | 114.8% | 127.2% |
| Cash flow debt ratio | 5.5 | 3.3 | 2.2 | 4.4 |
| Interest coverage ratio | 9.5 | 15.0 | 24.8 | 14.9 |

Equity ratio: Net assets / total assets

Ratio of market capitalization to total assets: Market capitalization / total assets

Ratio of interest bearing debt to cash flow: Outstanding balance / (cash flows from operating activities - interest payments)

Interest coverage ratio: Operating cash flow / interest payments

*All items are calculated based on financial figures obtained on consolidated basis.

* "Debt" means net debt, i.e. the total of outstanding borrowing, corporate debentures plus commercial papers minus cash and time deposits.

* "Operating cash flow" means the operating cash flows stated in consolidated statement of cash flows. "Interest payments" means the amount of interest payment stated in the consolidated statement of cash flows.

(3) Basic policy regarding distribution of profits; dividends for the reporting period and the next fiscal period

As our basic policy, Sumitomo Metals aims to return profits to our shareholders by making dividend payments each year. The determination as to whether to pay dividends is based on a comprehensive review of various factors including our results of operations, capital investment requirements to grow our business, and the stability of our financial condition. The Company achieved its third consecutive fiscal year of record recurring profit and net income for the reporting period. As a result, after the audit of our financial results is completed by the Company's statutory auditors and independent accounting firm, we will pay a year-end dividend of 4.50 yen per share to shareholders of record as of the end of the reporting period, bringing the total cash dividend for the full fiscal year, including the earlier interim dividend payment, to 8.00 yen per share.
With respect to the next fiscal year, the Company is targeting 300 billion yen in recurring profit. In addition, the Company is aiming to pay the same level of cash dividends for the next fiscal year, at 8.00 yen per share for the full year, consisting of an interim dividend of 4 yen per share and year-end dividend of 4 yen per share.

2. Management policy

(1) Management policy of Sumitomo Metals

In addition to more than 100 years of Sumitomo Metals' manufacturing experience, the Sumitomo Group is proud to adhere to the Sumitomo Business Philosophy, refined over 400 years and epitomized by one idea: "Above all things, steadiness and reliability are of the greatest importance for the prosperity and stability of the organization. Any action to make speculative profits is strictly forbidden; business is to be expanded or curtailed as necessary, taking into consideration changes in the times and the business perspective."

The Sumitomo Metals group strives to contribute to society through our steel making business, and based on the Sumitomo Business Philosophy, aims to comply with the laws, social rules, and corporate ethics, to fulfill our corporate responsibilities, and to be a "trusted company" among all of our stakeholders.

(2) Business strategy of Sumitomo Metals for a middle and long term

In April 2006, Sumitomo Metals formulated a new Medium-Term Business Plan that envisions the Sumitomo Metals Group 10 years from now. The plan's overarching objective is to deliver steady growth by emphasizing both quality and scale.

＊Accelerating Distinctiveness and Building a Robust Operating Base

The steel market is polarizing into two categories—high-grade products and commodity-grade products. We expect competition to become more intense in both these areas. The Sumitomo Metals Group has competitive advantages in seamless pipe, railway, automotive and machinery parts, steel sheet for automotive applications and specialty steel. This product lineup means our operating structure is more resilient to fluctuations in demand. We plan to reinforce these already competitive areas by channeling resources into them to accelerate the distinctiveness of our businesses.

In line with this policy, during the course of the new Medium-Term Business Plan we intend to double capital expenditures compared to the previous plan by investing 480 billion yen, or more than half of estimated operating cash flow, to reinforce our operating base.

＊Enhancing Intangible Assets

To raise corporate value, we intend to build a robust operating base by improving the competitiveness of steelworks and strengthening our financial position. We will also enhance the intangible assets that underpin this process, namely customer, employee, technology and management assets.

In customer assets, we will continue our efforts to win the leading reputation among customers. Our initiatives so far have been highly praised by customers, illustrated by numerous awards. Going forward, we will move up a gear, aiming to close the gap further with customers and build even deeper relationships.

In employee assets, we will work to eliminate all major accidents within the Group, and in response to issues such as Japan's declining birthrate, aging society and imminent mass retirement of baby boomers, we will use more diverse recruitment sources to consistently attract the highly skilled people we need. Together with upgraded personnel training programs, this will ensure we can maintain our strong frontline workforce.

In technology assets, we will continue to channel resources into technologies that will underpin future growth. Research personnel will also be shifted to these key areas. Additionally, we intend to introduce innovative R&D facilities, enhance cooperation with universities and other external research bodies and take other steps, backed up by an increase in R&D expenses of 20% compared to the previous plan.

In this way, we will pursue a unique Sumitomo Metals Group approach founded on three key

policies: emphasizing both quality and scale, building on our strength, and winning the leading reputation among customers.

(3) Issues facing the Sumitomo Metals Group

We expect the global economy to maintain its overall expansion trend, and expect firm demand for steel products for both domestic and international markets. Demand for high-quality products in particular is expected to grow, with supplies expected to become more limited.

Amid these changes, the Sumitomo Metals Group will aim to achieve steady growth by emphasizing a balance between quality and scale as it carries out the initiatives contained in its Medium-Term Business Plan (2006-2008). Concrete measures include fundamental policies of "further enhancing its strengths to deliver sustained growth," "improving 'Quality of Earnings' in order to build a robust operating structure resilient to downside risks" and investing in plant and equipment to accelerate the distinctiveness of its competitive capabilities. The Group is putting efforts to produce products that our customers associate with the name "Sumitomo" and to offer a level of service that no other company can match.

With the goal of increasing corporate value, the Sumitomo Metals Group is creating a firm business base through the strengthening of the competitiveness of its steel works and a sound financial position, and is enhancing intangible assets that support these; i.e., customer, employee, technology, and management assets.

As a result, ultimately guided by the Sumitomo business philosophy: "Steadiness and reliability are of the greatest importance," the Sumitomo Metals Group aims to build a corporate structure that can ensure stable, high profits; increase corporate value over the medium and long term; and become a company that is trusted by all stakeholders: shareholders, customers, suppliers, local communities, employees and others.

4. Consolidated financial statements

(1) Consolidated Statements of Income

in million yen

| | FY 2006 Year ended March 31, 2007 | FY 2005 Year ended March 31, 2006 |
|---|---|---|
| Net Sales | 1,602,720 | 1,552,765 |
| Cost of sales | (1,156,622) | (1,106,953) |
| Gross profit | 446,098 | 445,811 |
| Selling, general and administrative expenses | (142,324) | (140,007) |
| Operating profit | 303,774 | 305,804 |
| | | |
| Non operating income | | |
| Interest income | 1,593 | 963 |
| Dividend income | 6,682 | 3,093 |
| Equity in earnings of unconsolidated subsidiaries and associated companies | 41,803 | 16,676 |
| Other non operating income | 13,161 | 6,757 |
| Non operating expenses | | |
| Interest expense | (11,468) | (12,299) |
| Other non operating expenses | (27,871) | (40,262) |
| Recurring profit | 327,676 | 280,733 |
| | | |
| Non recurring income | | |
| Gain on business restructuring | 9,070 | — |
| Gain on sales of investment securities | 4,508 | 47,871 |
| Gain on changes of equity interests in subsidiaries and associated companies | 16,263 | — |
| Non recurring loss | | |
| Loss on disposal and sales of property, plant, equipment and other assets | (1,921) | (8,244) |
| Impairment loss of fixes assets | (5,221) | (3,179) |
| Loss on business restructuring | (2,756) | (4,788) |
| Loss on valuation of real estate for sale | (5,894) | |
| Cost of PCB disposal | — | (2,108) |
| Loss on compensation for completed construction | — | (4,101) |
| Net income before taxes and minority interests adjustment | 341,725 | 306,183 |
| Corporate taxes, residential taxes and business taxes | (106,790) | (102,662) |
| Adjustments for corporate taxes etc. | (5,490) | 20,305 |
| Minority interests | (2,719) | (2,573) |
| Net income | 226,725 | 221,252 |

(2) Consolidated Balance Sheets

in million yen

| Assets | FY 2006<br>Year ended<br>March 31, 2007 | FY 2005<br>Year ended<br>March 31, 2006 |
|---|---|---|
| Current assets: | 672,555 | 675,217 |
| Cash and time deposits | 13,084 | 32,669 |
| Notes and accounts receivable | 213,432 | 211,772 |
| Marketable securities | — | 0 |
| Inventories | 385,604 | 364,501 |
| Deferred tax assets | 19,316 | 21,251 |
| Other current assets | 41,462 | 45,533 |
| Allowance for doubtful accounts | (344) | (511) |
| Fixed assets: | 1,629,000 | 1,438,128 |
| Property, plant and equipment (net) | 1,046,278 | 1,009,499 |
| Buildings and structures | 233,820 | 237,308 |
| Machinery and equipment | 339,342 | 339,493 |
| Land | 347,902 | 359,214 |
| Construction in progress | 115,433 | 63,989 |
| Others | 9,778 | 9,493 |
| Intangibles: | 5,055 | 6,212 |
| Goodwill | 820 | 1,494 |
| Others | 4,235 | 4,718 |
| Investment and other assets: | 577,666 | 422,416 |
| Investment securities | 538,102 | 385,141 |
| Deferred tax assets | 8,098 | 8,425 |
| Other assets | 32,179 | 30,570 |
| Allowance for doubtful accounts | (713) | (1,721) |
| Deferred assets | — | 45 |
| Bond discounts | — | 45 |
| Total assets | 2,301,556 | 2,113,391 |

| Liabilities and shareholders' equity | FY 2006 Year ended March 31, 2007 | FY 2005 Year ended March 31, 2006 |
|---|---|---|
| Current liabilities: | 807,856 | 862,954 |
| Trade notes and accounts payable | 340,457 | 348,385 |
| Short-term borrowings | 244,913 | 290,645 |
| Current portion of long term bonds | 15,000 | 11,450 |
| Deferred tax liabilities | 120 | 93 |
| Others | 207,364 | 212,380 |
| Long-term liabilities: | 568,902 | 488,264 |
| Bonds | 121,159 | 96,200 |
| Long-term borrowings | 336,910 | 281,483 |
| Deferred tax liabilities | 60,448 | 35,513 |
| Liabilities for employees' retirement benefits | 27,528 | 33,218 |
| Reserve for rebuilding furnaces | 4,259 | 4,234 |
| Others | 18,594 | 37,614 |
| Total liabilities | 1,376,758 | 1,351,219 |
| Minority interests | | 41,305 |
| Capital | | 262,072 |
| Capital surplus | | 61,897 |
| Retained earnings | | 300,587 |
| Land revaluation surplus | | 16,061 |
| Net unrealized gain on available-for-sales securities | | 84,385 |
| Foreign currency translation adjustment | | (3,591) |
| Treasury stock, at cost | | (545) |
| Total shareholders' equity | | 720,866 |
| Total | | 2,113,391 |
| Shareholders' equity: | 743,068 | |
| Capital | 262,072 | |
| Capital surplus | 61,897 | |
| Retained earnings | 490,523 | |
| Treasury stock, at cost | (71,424) | |
| Valuation and translation adjustments: | 137,738 | |
| Net unrealized gain on available-for-sales securities | 122,825 | |
| Deferred losses on hedges | (541) | |
| Land revaluation surplus | 16,804 | |
| Foreign currency translation adjustment | (1,349) | |
| Minority interests | 43,990 | |
| Total net assets | 924,798 | |
| Total | 2,301,556 | |

(3) Consolidated Statement of Cash Flow

in million yen

| | FY 2006 Year ended March 31, 2007 | FY 2005 Year ended March 31, 2006 |
|---|---|---|
| Operating activities: | | |
| Income before income taxes and Minority interests | 341,725 | 306,183 |
| Adjustments for: | | |
| Depreciation and amortization | 73,380 | 76,393 |
| Interest and dividend income | (8,276) | (4,057) |
| Interest expense | 11,468 | 12,299 |
| Equity in earnings of unconsolidated subsidiaries and associated companies | (41,803) | (16,676) |
| Increase in receivables | (6,348) | (21,243) |
| Increase in inventories | (37,246) | (57,583) |
| Increase (decrease) of payables | (8,212) | 52,065 |
| Other, net | (13,759) | (13,147) |
| Income taxes paid | (139,093) | (22,290) |
| Net cash provided by operating activities | 171,833 | 311,943 |
| Investing activities: | | |
| Interest and dividends received | 16,981 | 8,684 |
| Acquisition of property, plant & equipment and other assets | (127,107) | (100,028) |
| Other, net | 1,191 | 27,451 |
| Net cash used in investing activities | (108,934) | (63,892) |
| Financing activities: | | |
| Interest paid | (11,504) | (12,600) |
| Increase (decrease) in borrowing and debt | 42,889 | (207,209) |
| Dividends paid | (38,416) | (36,023) |
| Others, net | (76,424) | (2,533) |
| Net cash used in financial activities | (83,456) | (258,367) |
| Foreign currency translation adjustments on cash and cash equivalents | 684 | 479 |
| Net decrease in cash and cash equivalents | (19,872) | (9,837) |
| Cash and cash equivalents at beginning of year | 32,596 | 42,416 |
| Cash and cash equivalents increase by change of consolidated subsidiaries | 297 | 17 |
| Cash and cash equivalents at end of year | 13,020 | 32,596 |

(Remark)

Reconciliation of cash and cash equivalents at the end of term stated in the consolidated balance sheet and consolidated statement of cash flow.

| | <End of March 2006> | <End of March 2007> |
|---|---|---|
| Cash and deposits | 32,669 million yen | 13,084 million yen |
| Time deposits with a maturity of 3 months or more at date of purchase | (73) | (63) |
| Cash and cash equivalents | 32,596 | 13,020 |

(4)Material items in preparing consolidated financial statements

1. Items regarding the scope of consolidation

(a) Number of consolidated subsidiaries: 70 companies

Names of major consolidated subsidiaries are as follows:

Sumitomo Metals (Kokura), Ltd., East Asia United Steel Corporation, Sumikin Iron & Steel Corporation, Sumitomo Metals (Naoetsu), Ltd., Sumitomo Pipe & Tube Co., Ltd., Sumikin Steel & Shapes, Inc., Sumitomo Metal Logistics Service Co., Ltd., Sumitomo Metal (SMI) Electronics Devices, Inc., Western Tube & Conduit Corporation, Seymour Tubing, Inc., International Crankshaft Inc., Huizhou Sumikin Forging Co., Ltd., Guangzhou You-Ri Automotive Parts Co., Ltd.

Apart from the 3 companies that newly started business from current consolidated fiscal year, Indiana Precision Forge, L.L.C. is reported as a consolidated subsidiary because of its importance.

In addition, 4 companies including Narumi China Corporation, which are no longer subsidiaries and 2 companies including Sumitomo Metal Steel Products, Inc. have been excluded from the list of consolidated subsidiaries.

2. Items regarding application of equity method

(a) The number of non-consolidated subsidiaries to which the equity method is applicable

· 1 company

Company name : Kanto Special Steel Works, Ltd.

From the viewpoint of its importance, Indiana Precision Forge L.L.C. which became a consolidated subsidiary and 1 liquidated subsidiary are excluded from the application of equity method.

(b) The number of related subsidiaries to which the equity method is applicable· 31 companies

Main companies

SUMCO Corporation, Kashima Kyodo Electric Power Company, Kyoei Steel Ltd., Daiichi Chuo Kisen Kaisha, Sumikin Bussan Corporation, Nippon Steel & Sumikin Coated Sheet Corporation, Sumitomo Precision Products Co., Ltd., Sumitomo Titanium Corporation, Nippon Steel & Sumikin Metal Products Co., Ltd., Nippon Steel & Sumikin Stainless Steel Corporation, Chuo Denki Kogyo Co., Ltd., Nippon Steel & Sumikin Welding Co., Ltd.

Four companies including Nippon Steel & Sumikin Coated Sheet Corporation and Nippon Steel and Sumikin Metal Products Co., Ltd., which newly became related companies from the current consolidated fiscal year are included in the scope to which equity method is applied.

With respect to SUMCO Corporation, equity method is applied following such company 's consolidated financial statements.

Apart from matters mentioned herein, there is no disclosure since there has been no material change since the recent securities report which was submitted on June 27, 2006.

(5) Items to be noted as changes in the basis for presenting consolidated financial statements

1. Changes in the method of accounting (Accounting standard for presentation of net assets in balance sheet)

From current consolidated fiscal year, "the Accounting standard for presentation of net assets in balance sheet" (Accounting Standard for Business Enterprises No. 5 December 9, 2005) and "Guidelines for accounting standard for presentation of net assets in balance sheet" (Accounting Standard for Business Enterprises Application Guideline No. 8 December 9, 2005) are applied. Total amount of capital is 881,348 million yen.

Following the revisions to accounting standards for consolidated financial statements, the

consolidated financial statements for current consolidated fiscal year is prepared based on the revised accounting standards for consolidated financial statements.

(6) Remarks regarding consolidated financial statements. (Omitted remarks)

Remarks regarding leasing transactions, related parties transactions, tax effect accounting, securities, derivatives transactions, retirement benefits are omitted since the requirement for disclosure regarding these items in the financial summary is considered to be not significant.

Segment Information

①FY 2006

| | Millions of yen<br>FY 2006 (year ended March 31,2007) | | | | | |
|---|---|---|---|---|---|---|
| | Steel | Engineering | Electronics | Other | Corporate or eliminations | Consolidated |
| Sales to customers | 1,488,861 | 10,784 | 59,389 | 43,685 | — | 1,602,720 |
| Intersegment sales | 1,347 | — | — | 19,191 | (20,538) | — |
| Total sales | 1,490,208 | 10,784 | 59,389 | 62,876 | (20,538) | 1,602,720 |
| Cost of sales and operating expenses | 1,192,413 | 12,455 | 56,922 | 57,329 | (20,175) | 1,298,946 |
| Operating profit (loss) | 297,795 | (1,670) | 2,466 | 5,547 | (363) | 303,774 |
| Assets | 1,726,858 | 7,752 | 135,560 | 362,821 | 68,563 | 2,301,556 |
| Depreciation | 67,944 | 7 | 3,013 | 2,414 | — | 73,380 |
| Impairment loss on fixed assets | — | — | — | 5,221 | — | 5,221 |
| Capital expenditures | 128,218 | 2 | 6,415 | 2,371 | — | 137,008 |

②FY 2005

| | Millions of yen<br>FY 2005 (year ended March 31,2006) | | | | | |
|---|---|---|---|---|---|---|
| | Steel | Engineering | Electronics | Other | Corporate or eliminations | Consolidated |
| Sales to customers | 1,405,468 | 39,024 | 60,842 | 47,429 | — | 1,552,765 |
| Intersegment sales | 3,523 | — | — | 16,305 | (19,829) | — |
| Total sales | 1,408,991 | 39,024 | 60,842 | 63,735 | (19,829) | 1,552,765 |
| Cost of sales and operating expenses | 1,104,688 | 43,939 | 58,494 | 59,069 | (19,281) | 1,246,961 |
| Operating profit (loss) | 304,303 | (4,965) | 2,347 | 4,666 | (548) | 305,804 |
| Assets | 1,586,878 | 17,492 | 99,156 | 314,454 | 95,409 | 2,113,391 |
| Depreciation | 71,245 | 49 | 2,701 | 2,397 | — | 76,393 |
| Impairment loss on fixed assets | | 58 | 119 | 3,000 | — | 3,179 |
| Capital expenditures | 76,728 | 35 | 4,019 | 2,749 | — | 83,532 |

(Remarks) Principal products for respective segments

| | | |
|---|---|---|
| Steel | Steel sheets and plates | Steel plates for structural uses, steel plates for low-temperature service, steel plates for line pipe, high-tensile-strength steel plates and sheets, hot strip, cold strip, electro-magnetic steel sheets, hot-dip galvanized steel sheets, electrolytic galvanized steel sheets, pre-painted steel sheets, pre-coated steel sheets, stainless steel precision rolled strips, pure nickel sheet etc. |
| | Construction materials | H-shapes, fixed outer dimension H-shapes, lightweight welded beams, sheet piles, steel pipe piles, etc. |
| | Steel tubes and pipes | Seamless steel tubes and pipes, electric resistance welded tubes and pipes, large-diameter arc-welded pipes, hot ERW, specially shaped tubes, various coated tubes and pipes, stainless steel tubes and pipes, etc. |
| | Steel bars and wire rods | Special quality bars, cold heading quality wire rods, spring quality bar, machining steel, bearing steel, steel cord quality bars, stainless bar and wire rods, etc. |
| | Railway, automotive, and machinery parts | Wheels, axles, bogie trucks, gear units for electric cars, Couplers, etc. |
| | Steel castings and forgings | Die forged crankshafts, materials for mold, aluminum wheels, flange for transmission tower, crane wheels, rolls, etc. |
| | Semi-finished iron products | Steel billets, pig iron for steel making, etc. |
| | Others | Titanium products, steel making technology, land and sea transport of steel materials, maintenance of machinery and facilities, pipelines, energy plant, etc. |
| Engineering | | Steel bridge, materials for civil engineering, system construction, etc. |
| Electronics | | IC packages, electronic modules, etc. |
| Other | | Lease and sale of real estate, research and testing specializing in materials analysis and evaluation, etc. |

2. Change to business segments

On October 1, 2005, we integrated our energy-engineering business (pipelines, energy plants) and the same business of Sumitomo Metal Plantec Co., Ltd. to form Sumitomo Metal Pipeline and Piping, Ltd., and the energy-engineering business became included in Pipe & Tube Company. The business was transferred from the Engineering business segment to the Steel business segment. As a result, sales, operating expenses, operating profit, depreciation and amortization, impairment loss and capital expenditure that were recorded in the accounts of the Engineering business segment until the first half of the previous fiscal year are recorded in the Steel business segment as shown below.

(FY 2005 restated in current segments)

| | Millions of yen<br>FY 2005 (year ended March 31,2006) | | | | | |
|---|---|---|---|---|---|---|
| | Steel | Engineering | Electronics | Other | Corporate or eliminations | Consolidated |
| Sales to customers | 1,413,166 | 31,326 | 60,842 | 47,429 | — | 1,552,765 |
| Intersegment sales | 2,782 | — | — | 16,305 | (19,088) | — |
| Total sales | 1,415,949 | 31,326 | 60,842 | 63,735 | (19,088) | 1,552,765 |
| Cost of sales and operating expenses | 1,112,070 | 35,867 | 58,494 | 59,069 | (18,540) | 1,246,961 |
| Operating profit (loss) | 303,879 | (4,540) | 2,347 | 4,666 | (548) | 305,804 |
| Assets | 1,586,878 | 17,492 | 99,156 | 314,454 | 95,409 | 2,113,391 |
| Depreciation | 71,265 | 29 | 2,701 | 2,397 | — | 76,393 |
| Impairment loss on fixed assets | 58 | — | 119 | 3,000 | — | 3,179 |
| Capital expenditures | 76,728 | 35 | 4,019 | 2,749 | — | 83,532 |

5. Change of officers: These changes were announced on February 27 and April 26 of this year.

1. Candidates to become new directors
   Kouji Morita, Managing Executive Officer
   Yasuo Imai, Managing Executive Officer

2. Directors to retire
   Eiji Sakuta, Director
   Yasutaka Toya, Director

2005 and 2006 represent fiscal year 2005 (year ended March 31, 2006) and fiscal year 2006 (year ended March 31, 2007) respectively. 2007 represents fiscal year 2007 (year ending March 31, 2008). The figures for FY2007 are forecasts.

1. Japan crude steel production million tons

| | 1st quarter | 2nd quarter | 1st half | 3rd quarter | 4th quarter | 2nd half | Total |
|---|---|---|---|---|---|---|---|
| 2005 | 29 | 28 | 57 | 28 | 28 | 56 | 113 |
| 2006 | 29 | 29 | 58 | 30 | 30 | 60 | 118 |
| 2007F | - | - | 58 | - | - | 60 | 118 |

2. Sumitomo Metals' crude steel production (including Sumitomo Metals (Kokura), Ltd., Sumitomo Metals (Naoetsu), Ltd. and Sumikin Iron & Steel Corporation) million tons

| | 1st quarter | 2nd quarter | 1st half | 3rd quarter | 4th quarter | 2nd half | Total |
|---|---|---|---|---|---|---|---|
| 2005 | 3.31 | 3.39 | 6.70 | 3.30 | 3.31 | 6.61 | 13.31 |
| 2006 | 3.29 | 3.38 | 6.67 | 3.34 | 3.37 | 6.71 | 13.38 |
| 2007F | - | - | 6.6 | - | - | 6.8 | 13.4 |

3. Export ratio (including Sumitomo Metals (Kokura), Ltd., Sumitomo Metals (Naoetsu), Ltd. and Sumikin Iron & Steel Corporation) value basis %

| | 1st quarter | 2nd quarter | 1st half | 3rd quarter | 4th quarter | 2nd half | Total |
|---|---|---|---|---|---|---|---|
| 2005 | - | - | 43 | - | - | 44 | 44 |
| 2006 | 46 | 46 | 46 | 46 | 47 | 47 | 46 |
| 2007F | - | - | 45 | - | - | 45 | 45 |

4. Foreign exchange rate Yen/US$

| | 1st quarter | 2nd quarter | 1st half | 3rd quarter | 4th quarter | 2nd half | Total |
|---|---|---|---|---|---|---|---|
| 2005 | 108 | 111 | 109 | 117 | 117 | 117 | 113 |
| 2006 | 114 | 116 | 115 | 118 | 120 | 119 | 117 |
| 2007F | - | - | 115 | - | - | 115 | 115 |

5. Consolidated exposure to foreign exchange fluctuations

| | FY 2006 | FY2007 forecast |
|---|---|---|
| Excess amount of dollar dominated transactions | Approx. 1.7billion US$ per year | Approx. 1.7billion US$ per year |

6. Average price of steel products thousand yen/ton

| | 1st quarter | 2nd quarter | 1st half | 3rd quarter | 4th quarter | 2nd half | Total |
|---|---|---|---|---|---|---|---|
| 2005 | - | - | 88.5 | - | - | 98.9 | 93.7 |
| 2006 | 95.5 | 97.9 | 96.7 | 100.1 | 106.2 | 103.2 | 100.0 |
| 2007F | - | - | 104 | - | - | 105 | 104 |

7. Consolidated segment information billions of yen

| | Forecast for 1st half of FY2007 | | Forecast for FY2007 | |
|---|---|---|---|---|
| | Sales | Operating profit | Sales | Operating profit |
| Steel | 755 | 127 | 1,540 | 271 |
| Engineering | 7 | 0 | 20 | 0 |
| Electronics | 34 | 1 | 70 | 4 |
| Other | 34 | 2 | 70 | 5 |

8. Sales by internal companies billions of yen

| | FY2006 | | Forecast FY2007 | |
|---|---|---|---|---|
| | 1st half FY2006 | FY2006 | 1st half FY2007 | FY2007 |
| Steel sheet, plate, titanium & structural steel company | 283.6 | 576.2 | 285 | 580 |
| Pipe and tube company | 281.7 | 611.7 | 315 | 650 |
| Railway, automotive & Machinery parts company | 50.6 | 100.6 | 50 | 100 |
| Sumitomo Metals(Kokura) | 69.1 | 145.0 | 75 | 150 |

9. Debt as of the end of the month in billions of yen

| | March 2006 | September 2006 | March 2007 | Forecast September 2007 | Forecast March 2008 |
|---|---|---|---|---|---|
| Consolidated | 679.7 | 667.7 | 717.9 | 735 | 795 |
| Non consolidated | 535.7 | 574.2 | 639.3 | 665 | 730 |

10. Capital expenditure & depreciation (Property, plant & equipment) billions of yen

| | FY 2006 | | FY 2007 forecast | |
|---|---|---|---|---|
| | Consolidated | Non-consolidated | Consolidated | Non-consolidated |
| CAPEX | 135.8 | 84.7 | 190 | 107 |
| Depreciation | 72.2 | 41.0 | 109 | 71 |

11. Numbers of employees as of the end of the month

| | March 2006 | September 2006 | March 2007 |
|---|---|---|---|
| Consolidated | 25,639 | 25,506 | 24,982 |
| Non consolidated | 6,668 | 6,899 | 6,852 |

12. Analysis of consolidated recurring profit billions of yen

| | FY 2005 | FY 2006 | Change |
|---|---|---|---|
| Consolidated recurring profit | 280.7 | 327.6 | 46.9 |

| Increasing profit | | Decreasing profit | |
|---|---|---|---|
| Cost improvement | 9 | Raw materials | (61) |
| Equity in earnings of unconsolidated subsidiaries | 25 | Fixed costs | (14) |
| Exchange rate fluctuation | 10 | Profit from valuation | (13) |
| Sales mix, prices | 91 | | |
| Total | 135 | Total | (88) |
| Total : 47 billion yen | | | |

(END)

END